Tekla Healthcare Investors	100 Federal Street, 19th Floor
Tekla Life Sciences Investors	Boston, Massachusetts 02110
Tekla Healthcare Opportunities Fund	Tel: (617) 772-8500

July 18, 2017

VIA EDGAR

Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:                             Tekla Healthcare Investors (“HQH”) (811-04889), Tekla Life Sciences Investors (“HQL”) (811-06565) and Tekla Healthcare Opportunities Fund (“THQ”) (811-22955) (HQH, HQL and THQ, together, the “Funds”) — Review of Annual Report Disclosures

Dear Ms. Churko:

This letter responds to the supplemental comment you provided to Jeremy J. Clemens of Dechert LLP in a telephonic conversation on Friday, July 7, 2017, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of annual reports of the Funds relating to the fiscal year ended September 30, 2016. We have reproduced your comment below, followed by our response.

1.              Comment:                                     Please confirm that the Funds are not paying for the same distribution services twice under the Distribution Assistance Agreement and the Support Services Agreement, each entered into with Destra Capital Investments LLC (“Destra”).

Response:                                        The Funds hereby confirm that they are not paying for the same distribution services twice under separate agreements with Destra. The Distribution Assistance Agreement applied only to the initial public offering of THQ and is no longer in effect. Furthermore, THQ’s investment adviser, Tekla Capital Management LLC, paid the fee to Destra under the Distribution Assistance Agreement. The Support Services Agreement covers any ongoing investor support services provided to the Funds by Destra and is currently the only agreement with Destra in effect.

We believe that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Jeremy J. Clemens of Dechert LLP at 617.728.7103 with any questions or comments concerning this correspondence.

Very truly yours,

Laura Woodward,
Chief Compliance Officer, Secretary and Treasurer

cc:                                Daniel R. Omstead, Ph.D., Christopher P. Harvey, Jeremy J. Clemens